Sub-Item 77H
(a) On March 15, 2016, due to a decrease in the number of outstanding shares of the fund, Southeast Georgia Hospital Systems 1,084,807 shares of the fund represented 26.8% of the total shares outstanding on that date. As of July 31, 2016 these same holdings represented 29.70% of the total shares outstanding of the fund.
(b) On March 14, 2016, Georgetown Health Systems sold 419,847 shares of the fund resulting in their total number of shares owned totaling 867,250, which represented 19.5% of the outstanding shares of the fund. At July 31, 2016, Georgetown Health Systems held 484,223 shares of the fund which represented 13.26% of the total shares outstanding of the fund.